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                           August 2, 2021

       Brian Emes
       Chief Financial Officer
       CM Life Sciences II Inc.
       c/o Corvex Management LP
       667 Madison Avenue
       New York, NY 10065

                                                        Re: CM Life Sciences II
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 22, 2021
                                                            File No. 333-256127

       Dear Mr. Emes:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed July 22,
2021

       Background of the Business Combination, page 147

   1. We note your response to comment 8. Please disclose how management chose the seven potential acquisition
targets and include information on why management determined not to pursue discussions
with them.
   2. We note your response to comment 9. Please disclose the date(s) on which CM Life
                                                        Sciences, Inc. ceased
conversions with SomaLogic and entered into an exclusivity
                                                        arrangement with the
other business combination target.
 Brian Emes
FirstName  LastNameBrian
CM Life Sciences II Inc. Emes
Comapany
August     NameCM Life Sciences II Inc.
       2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
Description of Securities
Forum Selection Clause, page 282

3. We note that your Amended & Restated Certificate of Incorporation, which is included in your exhibit index as exhibit 3.1, contains an exclusive forum provision. Please revise your Description of Securities disclosure on page 282 to acknowledge the exclusive forum provision in your Amended & Restated Certificate of Incorporation. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202)
551-8071 with any
questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Joel Rubinstein